CONSENT OF McDANIEL & ASSOCIATES CONSULTANTS LTD.

March 30, 2005

To: The Board of Directors of Provident Energy Ltd.

Reference: Renewal Annual Information Form of Provident Energy Trust (the "Trust")

Dear Sirs/Mesdames:

We refer to the annual information form of the Trust (the "AIF") dated March 30, 2005 and the Form 40-F of the Trust, The AIF and Form 40-F contain reference to the McDaniel & Associates Consultants Ltd. ("McDaniel") report dated February 25, 2005 effective December 31, 2004 (the ''Report"), a summary of which is included in the AIF and the Form 40-F, and to our having evaluated the Trust's oil and gas interests. The AIF and Form 40-F also contain the Form 51-101F2 of McDaniel dated February 25, 2005,

We hereby consent to the use of our name, reference to, summaries of and excerpts from the said Report in the AIF and Form 40-F and to the inclusion in the AIF and Form 40-F of our report on Form 51-101F2.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

Suite 2200. Bow Volley Square 3, 255 - 5th Avenue S.W., Calgary, Alberta T2P 3O6 Tel; (403) 262-5506 Fax:(403)233-2744 Email: mcdanieiemcdan,com Website: www-mcdan,com